Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

GENSTAR THERAPEUTICS CORPORATION

(Originally Incorporated on June 30, 1995)

Lee R. McCracken certifies that:

1.          He is the President of GenStar Therapeutics Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of Delaware..

2.          That at a meeting of the Board of Directors of the Corporation, held on April 12, 2001, resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of GenStar Therapeutics Corporation be amended by changing Article IV thereof so that, as amended said Article shall be and read as follows:

ARTICLE IV

          The total number of shares of stock which the Corporation shall have authority to issue is 55,000,000 shares, consisting of 50,000,000 shares of Common Stock having a par value of $0.001 per share (“Common Stock”) and 5,000,000 shares of Preferred Stock having a par value of $0.001 per share (“Preferred Stock”).

          The Board of Directors is expressly authorized to provide for the issuance of all or any shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the General Corporation Law.  Such authorization shall include, without limitation, the authority to provide that any such class or series may be:  (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets, of the Corporation; or (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

SECOND: The Stockholders of the Corporation, at a meeting held on July 16, 2001, approved the amendment in accordance with Section 222 and 242 of the General Corporation Law of the State of Delaware.

             IN WITNESS WHEREOF, said Certificate of Amendment of the Restated Certificate of Incorporation, has been duly executed by its President this 5 day of September, 2001.

/s/ LEE R. McCRACKEN

Lee R. McCracken, President